

August 24, 2010

Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

> **Re:** **Ply Gem Holdings, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed August 5, 2010**
> **File No. 333-167193**

Dear Mr. Poe:

We have reviewed your registration statement and have the following comments.

General

1. Please provide updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

2. Please be advised that we may have additional comments when you determine the initial offering price and complete the blanks throughout the filing.

3. We note your response to comment one in our letter dated July 26, 2010. In order for investors to fully understand the historical financing of you and your parent, please revise the notes to the pro forma financial statements to address the terms of the debt held by your parent, including some of the information you provided in the second paragraph of your response to comment 13 in our letter dated June 24, 2010. Also, please disclose your parent's historical results for the years ended December 31, 2008 and 2007.

Consolidated Financial Statements

Note 5. Long-Term Debt, page F-81

4. We note your response to comment five in our letter dated July 26, 2010, and the information you provided in your prior response to comment 41 in our letter dated June 24, 2010. Please revise your disclosures related to the gain you recorded on debt extinguishment to disclose when, how and for much the related parties acquired your debt and to clarify how you determined the value of the equity you issued.

You may contact Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq. (via facsimile to (212) 492-0025)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP